# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Under Armour, Inc., CIK 0001336917
CUSIP: 904311107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 101 PERFORMANCE DRIVE, BALTIMORE, Maryland (MD), 21230
Date of event which requires filing of this statement: 09/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002034067

## Reporting persons
- Frasers Group plc: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 16,576,500; shared voting power 0; sole dispositive power 16,576,500; shared dispositive power 0; aggregate amount beneficially owned 16,576,500 (8.8% of the class)
- MASH Beta Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,576,500; sole dispositive power 0; shared dispositive power 16,576,500; aggregate amount beneficially owned 16,576,500 (8.8% of the class)
- MASH Holdings Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,576,500; sole dispositive power 0; shared dispositive power 16,576,500; aggregate amount beneficially owned 16,576,500 (8.8% of the class)
- MASH Holdings Topco Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,576,500; sole dispositive power 0; shared dispositive power 16,576,500; aggregate amount beneficially owned 16,576,500 (8.8% of the class)
- Michael Ashley: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,576,500; sole dispositive power 0; shared dispositive power 16,576,500; aggregate amount beneficially owned 16,576,500 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Under Armour, Inc.
Address of issuer's principal executive offices: 101 PERFORMANCE DRIVE, BALTIMORE, MARYLAND, 21230.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by the following persons (collectively, the "Reporting Persons"):
(i) Frasers Group plc
(ii) MASH Beta Limited
(iii) MASH Holdings Limited
(iv) MASH Holdings Topco Limited
(v) Michael Ashley

The Reporting Persons have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, amended. The Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit A.
Address of principal business office or, if none, residence:
(i) Frasers Group plc, Unit A, Brook Park East, Shirebrook, NG20 8RY
(ii) MASH Beta Limited, Grenville Court, Britwell Road, Burnham, Buckinghamshire, SL1 8DF
(iii) MASH Holdings Limited, Grenville Court, Britwell Road, Burnham, Buckinghamshire, SL1 8DF
(iv) MASH Holdings Topco Limited, Grenville Court, Britwell Road, Burnham, Buckinghamshire, SL1 8DF
(v) Michael Ashley, Grenville Court, Britwell Road, Burnham, Buckinghamshire, SL1 8DF
Citizenship:
(i) Frasers Group plc: England
(ii) MASH Beta Limited: England
(iii) MASH Holdings Limited: England
(iv) MASH Holdings Topco Limited: England
(v) Michael Ashley: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date of this filing, Frasers Group plc directly holds 16,576,500 shares of Class A Common Stock of Under Armour, Inc. (?Class A Shares?). The Class A Shares are beneficially owned by each of the Reporting Persons are set forth in rows 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference. Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that such person is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Percent of class:
The percentage of Class A Shares that are beneficially owned by each of the Reporting Persons are set forth in rows 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Specifically, such amount is approximately 8.78% of the outstanding shares of Class A Common Stock, based on 188,839,506 shares of Class A Common Stock outstanding as reported in the Issuer?s Annual Report on Form 10-K for the fiscal year ended March 31, 2026, filed with the Securities and Exchange Commission.
Sole power to vote or to direct the vote: The number of Class A Shares as to which each of the Reporting Persons has sole voting power is set forth in row 5 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Shared power to vote or to direct the vote: The number of Class A Shares as to which each of the Reporting Persons has shared voting power is set forth in row 6 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The number of Class A Shares as to which each of the Reporting Persons has sole dispositive power is set forth in row 7 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The number of Class A Shares as to which each of the Reporting Persons has shared dispositive power is set forth in row 8 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The shares of Class A Common Stock of the Issuer reported in this Schedule 13G are beneficially owned directly by Frasers Group plc.

MASH Beta Limited is deemed to beneficially own the shares of Class A Common Stock reported herein by virtue of its 68.20% ownership interest in Frasers Group plc, which constitutes a controlling interest.

MASH Holdings Limited is deemed to beneficially own the shares of Class A Common Stock reported herein by virtue of its control of MASH Beta Limited. MASH Holdings Limited holds 74% of the issued share capital of MASH Beta Limited directly, and an additional 26% of the issued share capital of MASH Beta Limited indirectly through MASH Alpha Limited, a wholly owned subsidiary of MASH Holdings Limited. Accordingly, MASH Holdings Limited controls 100% of MASH Beta Limited.

MASH Holdings Topco Limited is deemed to beneficially own the shares of Class A Common Stock reported herein by virtue of its 100% ownership of MASH Holdings Limited.

Michael Ashley is deemed to beneficially own the shares of Class A Common Stock reported herein by virtue of his 100% ownership of MASH Holdings Topco Limited.

The filing of this Schedule 13G shall not be construed as an admission that any of MASH Beta Limited, MASH Holdings Limited, MASH Holdings Topco Limited, or Mike Michael Ashley is the beneficial owner of the shares of Class A Common Stock reported herein, except to the extent of their respective pecuniary interest therein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Frasers Group plc, a public limited company incorporated in England, is the subsidiary that directly acquired and holds the shares of Class A Common Stock of the Issuer reported herein.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B, Identity of Group Members.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Frasers Group plc: Christopher Wootton, Director (10/01/2026)
- MASH Beta Limited: Michael Ashley, Director (10/01/2026)
- MASH Holdings Limited: Michael Ashley, Director (10/01/2026)
- MASH Holdings Topco Limited: Michael Ashley, Director (10/01/2026)
- Michael Ashley: Michael Ashley, Individual (10/01/2026)
Comment: Power of Attorney, Joint Filing Agreement, and Identity of Group Members are attached and incorporated by reference.